Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 29, 2023, the EUR/USD exchange rate as published by the European Central Bank was 1.1050 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2023	5,932,654	1,365,884	5,563,970	387,758	1,883,008	2,857,279	5,488,984	10,521,556
2022	5,873,420	1,331,796	5,548,241	376,248	1,875,757	2,805,998	5,425,270	10,452,326
2021	5,840,045	1,330,068	5,533,793	368,792	1,893,223	2,795,680	5,391,369	10,379,295
Nominal GDP (EUR millions)
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	380,617.8	36,011.1	268,411.8	26,691.3	38,870.0	67,399.1	564,662.2	563,030.2
2021	342,961.7	31,169.0	250,664.0	21,647.7	33,348.9	56,478.1	425,445.6	540,734.0

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Nominal GDP (EUR per capita)
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	64,450	27,040	48,300	69,870	20,610	23,800	103,470	53,690
2021	58,590	23,430	45,230	58,110	17,710	20,110	78,670	51,910
Real GDP Growth Rate(1) (in %)
2023	1.8	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	2.7	-0.5	1.6	7.2	3.4	2.4	3.0	2.9
2021	6.8	7.2	2.8	4.5	6.7	6.3	3.9	6.1
Harmonized Consumer Price Index – Inflation Rate(2) (in %)
2023	3.4	9.1	4.3	8.0	9.1	8.7	5.8	5.9
2022	8.5	19.4	7.2	5.7	17.2	18.9	6.2	8.1
2021	1.9	4.5	2.1	3.7	3.2	4.6	3.9	2.7
Industrial Product Price Index(3) (in %)
2023	-0.3	0.8	-4.3	n/a	0.8	-2.2	-21.8	-0.8
2022	28.8	27.0	24.4	n/a	30.8	26.0	51.9	21.5
2021	13.6	12.5	12.9	n/a	13.1	9.6	37.7	10.3

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Unemployment (in %)
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	4.5	5.6	6.8	3.8	6.9	6.0	3.2	7.5
2021	5.1(8)	6.2(8)	7.7(8)	6.1(8)	7.6(8)	7.1(8)	4.4(8)	8.8(8)
Balance of Payments (5) (EUR millions)
2023(10)[	8,511.1	-467.7	677.0	426.5	-558.0	254.3	17,044.5	9,981.3
2022 (5)	12,693.6	-298.8	970.0	-241.9	129.0	-802.1	32,760.2	10,359.1
2021(5)	9,168.4	498.4	-275.0	-394.5	210.0	29.0	23,088.4	9,339.8
Public Finance (6) (EUR millions)
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	12,722.0	-348.5	-2,097.0	n/a	-1,789.3	-439.9	n/a	6,225.2
2021	13,913.3	-766.6	-6,965.0	n/a	-2,394.8	-648.2	n/a	78.6
Public Debt (7) (11) (in %)
2023(11)	30.1	18.2	73.8	n/a	41.4	37.4	n/a	29.7
2022(5)	29.8	18.5	73.3	n/a	41.0	38.1	n/a	32.9
2021(5)	36.0	17.8	72.6	n/a	44.0	43.4	n/a	36.5

Source: Eurostat.

n/a	Not available.
(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2011 as the reference year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account.
(5)	Amounts shown are for Q4.
(6)	Deficit or surplus.
(7)	Public debt as a percentage of GDP.
(8)	Break in time series.
(9)	Estimated
(10)	2023 Q3 data available only
(11)	2023 Q3 provisional data available only